Mail Stop 4561

March 28, 2007

Vincent C. Klinges
Chief Financial Officer
Logility, Inc.
470 East Paces Ferry Road, N.E.
Atlanta, Georgia 30305

      Re: **Logility, Inc.**
              Form 10-K for the fiscal year ended April 30, 2006
              File No. 000-23057

Dear Mr. Klinges:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      Sincerely,

      Stephen Krikorian
      Accounting Branch Chief